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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 3 2005
WASH. D.C.
202

SEC FILE NUMBER
8-38402

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/04___ AND ENDING ___12/31/04___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MacArthur Strategies, Inc.

OFFICIAL USE ONLY
#20678
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

908 Gardenia Way
(No. and Street)

Corona Del Mar   California   92627
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Nicholson   (949) 252-1221
                                          (Area Code   Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brett Friedman, CPA
(Name   if individual, state last, first, middle name)

5 Hutton Centre Drive, Ste. 1025   Santa Ana   CA 92707
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2005
THOMSON
FINANCIAL



FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



Audited Financial Statements
and Supplemental Information

MACARTHUR STRATEGIES, INC.

Years ended December 31, 2004 and 2003
with Independent Auditor's Report

FRIEDMAN & COMPANY
Certified Public Accountants

Table of Contents

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To: Board of Directors
    MacArthur Strategies, Inc.

We have audited the accompanying balance sheet of MacArthur
Strategies, Inc. as of December 31, 2004 and 2003 and the
related statements of operations, stockholder's equity, and
cash flows for the years then ended. These financial
statements are the responsibility of the Company's
management. Our responsibility is to express an opinion on
these financial statements based on our audit.

We conducted our audit in accordance with generally accepted
auditing standards. Those standards require that we plan
and perform the audit to obtain reasonable assurance about
whether the financial statements are free of material
misstatement. An audit includes examining, on a test basis,
evidence supporting the amounts and disclosures in the
financial statements. An audit also includes assessing the
accounting principles used and significant estimates made by
management, as well as evaluating the overall financial
statement presentation. We believe that our audit provides
a reasonable basis for our opinion.

In our opinion, the financial statements referred to above
present fairly, in all material respects, the financial
position of MacArthur Strategies, Inc. as of December 31,
2003 and 2002, and the results of its operations and its
cash flows for the years then ended in conformity with
generally accepted accounting principles.

Our examination was made for the purpose of forming an
opinion on the basic financial statements taken as a whole.
The information contained on page 8 is presented for
purposes of additional analysis and is not a required part
of the basic financial statements, but is supplementary
information required by rule 17a-5 of the Securities and
Exchange Commission. Such information has been subjected to
the auditing procedures applied in examination of the basic
financial statements and, our my opinion, is fairly stated
in all material respects in relation to the basic financial
statements taken as a whole.

                                        Santa Ana, California

February 14, 2005

MACARTHUR STRATEGIES, INC.
BALANCE SHEET
as of December 31, 2004

	Balance as of 12/31/2004	Balance as of 12/31/2003
ASSETS		
Current Assets		
Cash in Banks	$ 49,129.00	$ 33,555.00
Marketable Securities	3,300.00	3,300.00
Prepaid Taxes	0.00	400.00
Total Current Assets	52,429.00	37,255.00
Other Assets		
Deferred Taxes	0.00	1,575.00
Deposits	1,546.00	816.00
Total Other Assets	1,546.00	2,391.00
Total Assets	$ 53,975.00	$ 39,646.00

See Accompanying Notes and Accountants' Report

MACARTHUR STRATEGIES, INC.
BALANCE SHEET
as of December 31, 2004

	Balance as of 12/31/2004	Balance as of 12/31/2003
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Payroll Taxes Payable	$ 2,850.00	$ 319.00
Income Taxes Payable	677.00	0.00
Total Current Liabilities	3,527.00	319.00
Stockholder's Equity		
Common stock, no par value	0.00	0.00
authorized shares - 2,500	0.00	0.00
Paid in Capital	50,032.00	50,032.00
Retained Earnings	(10,705.00)	(13,716.00)
Net Income (Loss) - Y.T.D.	11,121.00	3,011.00
Total Stockholder's Equity	50,448.00	39,327.00
Total Liabilities & Stockholder's Equity	$ 53,975.00	$ 39,646.00

See Accompanying Notes and Accountants' Report

MACARTHUR STRATEGIES, INC.
INCOME STATEMENT
for the period ended December 31, 2004

	Year to Date 2004	Year to Date 2003
Revenue		
Commission Income	$ 306,514.20	$ 163,829.06
Revenue	2,346.13	293.55
Total Revenue	308,860.33	164,122.61
Operating Costs		
Selling Expenses	154,886.50	97,353.44
Administrative Expenses	139,800.83	62,258.17
Total Operating Costs	294,687.33	159,611.61
Operating Income (Loss)	14,173.00	4,511.00
Provision for Income Taxes		
Income Taxes	3,052.00	1,500.00
Total Income Taxes	(3,052.00)	(1,500.00)
Net Income (Loss)	$ 11,121.00	$ 3,011.00

See Accompanying Notes and Accountants' Report

MACARTHUR STRATEGIES, INC.
STATEMENT OF CASH FLOWS
for the period ended December 31, 2004

Cash flows from operating activities:

Net Income	$ 11,121.00
Adjustments to reconcile net income to net cash provided by operating activities:	
Prepaid Expenses	400.00
Deferred Taxes	845.00
Accounts Payable	677.00
Payroll Taxes	2,531.00
Net cash used by operations	15,574.00

Cash flows from investing activities:

Cash flows from financing activities:

Net (increase) in cash and equivalents	15,574.00
Cash and equivalents at beginning of period	33,555.00
Cash and equivalents at ending of period	$ 49,129.00

See Accompanying Notes and Accountants' Report

MACARTHUR STRATEGIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of, MacArthur Strategies, Inc. (the Company), is presented to assist in understanding the Company's financial statements. The financial statements are notes are representations of the Company management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in preparation of the financial statements.

- Business Activity

MacArthur Strategies, Inc. (the Company), is a licensed broker dealer, and a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation.

- Organization

The Company was formed on March 16, 1988 under the laws of the State of Nevada. It began business in the State of California on January 1, 1990.

- Revenue Recognition

The Company reports prepares its' financial statements using the accrual method of accounting as required by the NASD. Accounts receivable are recorded when income is earned, however, generally, the time lapse between income recording and cash receipts is no more then a few days.

- Certain Compensated Absences

The Company does not record as a current liability any amount owed for compensated absences. Any actual balance is immaterial. Actual costs are expensed as occurred.

- Concentration of Risk

The Company provides services for clients predominately located in southern California.

Use of Estimates

While preparing financial statements in accordance with generally accepted accounting principles management may use estimates.

NOTE 2 – Income Taxes

The provision for income taxes consists of the following:

	2004	2003
Current	$ 3,052	$ 800
Deferred		700
	$ 3,052	$ 1,500

Deferred tax assets consist of the following:

	2004	2002
	$ 0	$ 1,575

The deferred tax asset arises from net operating loss carryovers from prior income tax years. As of 2004 the deferred tax asset has been used entirely by company profits.

NOTE 3 – Related Party Transactions

The company pays rent to a related party on a month to month basis.

NOTE 4 – Net Capital Requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1.5 to 1. As of December 31, 2004, the Company had

net allowable capital of $45,602 and its ratio of indebtedness to net capital was .08 to 1. There is a nominal increase in net capital for the years ending December 31, 2003 and December 31, 2004.

SUPPLEMENTAL REPORT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors and Stockholder
MacArthur Strategies, Incorporated

In planning and performing our audit of the financial statements of MacArthur Strategies, Incorporated for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) of the securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by MacArthur Strategies, Incorporated that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(g) and the reserve required by Rule 15c3-3(e), (2) in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of the difference required by Rule 17a-13 (if applicable), (3) in complying with the requirements for prompt payment for securities under Section 4 (a) of Regulation T of the Board of Governors of the Federal Reserve System (if applicable), and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 (if applicable).

The Management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of the internal control structure policies and procedures and of the practices and procedures referred to I the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-3(g) lists additional objectives of the practices and procedures listed in he preceding paragraph.

SUPPLEMENTAL REPORT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT
(CONTINUED)

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors and irregularities may occur and may not be detected. In addition, projection of any evaluation of them in future periods is subject to risk that they may become inadequate because of changes in condition or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, we noted no weaknesses involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the securities and Exchange Commission, The National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

MACARTHUR STRATEGIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO THE POSSESSION AND CONTROL
REQUIREMENTS UNDER RULE 15C3-3
DECEMBER 31, 2004 AND 2003

McArthur Strategies, Inc. relies on Section K(2))(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

MACARTHUR STRATEGIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-A OF
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004 AND 2003

	2004	2003
Net Capital Per Balance Sheet	$ 50,448	$ 39,327
Non-Allowable Assets	(4,846)	(6,091)
Net Capital	45,602	33,236
Minimum Capital Requirement	(5,000)	(5,000)
Excess Net Capital	$ 40,602	$ 28,236

CALCULATION OF AGGREGATED INDEBTEDNESS TO NET CAPITAL

	2004	2003
Ownership Equity as Calculated Above	$ 45,602	$ 33,236
AGGREGATED INDEBTEDNESS:		
Payroll Taxes Payable	2,850	319
Income Taxes Payable	677	
	3,527	319

RATIO OF AGGREGATED INDEBTEDNESS TO NET CAPITAL	0.08	0.01

RECONCILIATION WITH COMPANY'S COMPUTATION

	2004	2003
Total Ownership Equity of Net Capital	$ 50,448	$ 39,327
Non Allowable Assets	(4,846)	(6,091)
Net Capital Per Audit Report	$ 45,602	$ 33,236

14